Contact

www.linkedin.com/in/ayisha-fareed (LinkedIn)
www.panhwarjet.com (Company)

Top Skills

Enterprise Software

Customer Relationship Management (CRM)

Salesforce.com

Ayisha Fareed Panhwar

Co-founder & CEO at Panhwar Jet Inc

Newport Beach, California, United States

Summary

Ayisha Fareed is the Co-Founder & CEO (Innovation champion) at Panhwar Jet.

Ayisha has been part of all levels of innovations in a large organization and has the experience to structure teams relevant to the innovation process. She brings 17 years of exemplary leadership experience in the field of IT. She had been successful in the technology business. She has a tech-savvy approach and perspective to increase operational excellence and wellbeing for the people through AI-driven solutions.

Experience

Panhwar Jet Inc

Co-Founder & CEO - Innovation Champion

March 2021 - Present (1 year 7 months)

Newport Beach, California, United States

The world's first all-electric luxury business jet, designed especially for business owners and executives. Our self-charging technology lets you fly from Los Angeles to New York without touching down. Luxurious cabin with video conferencing and VR fitness & Entertainment.

Empower Women Club

President / Founder

December 2019 - Present (2 years 10 months)

Orange County, California, United States

My mission is to invest in women-owned small businesses, create good jobs, and make eco-system where members help each other and grow for the welfare of society. Empower women club aims at providing a platform completely dedicated to women around the globe. We don't limit our access to boundaries because we don't want to limit women. We want you to fly high with our wings and conquer the heights of success being an entrepreneur!

TeamKnit.com (Team Collaboration & Project Management Suite
CTO & Co-founder
October 2017 - Present (5 years)
Newport Beach, California, United States

🡆 What We Do:

TeamKnit has been ranked as a Top 20 Most Promising Tools of 2018 by CIO Review, and for good reason. We have simplified the way teams collaborate, helped companies manage their teams more efficiently and reduce cost up to 60% all through our all-in-one, simple, and powerful collaboration and team management suite.

When your team needs ONE simple tool to start communication, kick-off a project, share knowledge and files between one another, engage colleagues, and organize day-to-day activities - TeamKnit has you covered.

TeamKnit's Platform Benefits Include:
✓ Simple tool that combines 4-6 collaboration and product management solutions
✓ No training is required, companies can start using on their own in less than 24 hours
✓ Very fast, dedicated support team to guide better productivity and reduced IT Cost
✓ Engaging our customers directly through 1-to-1 interaction in enabling their success

🡆 Why We Do It:

TeamKnit amplifies your human capital and multiplies your bottom line.

TeamKnit is the single source of integrated productivity tools that provide accountability, transparency, and team cohesiveness resulting in exponential growth both to your workforce, without adding to your headcount, and to your bottom line.

Our goal: A stress-free workplace for all!

Appoon LLC
CTO & Co-Founder
December 2016 - Present (5 years 10 months)

Orange County, California Area

Responsible for strategy and oversight of all technical aspects of the business. This includes software engineering, product management, and internal IT services.

Setting the technology strategy and direction for the business.

Designing and developing scalable system architecture.

Project planning and management to drive growth and support the goals of the business.

Product ownership and stakeholder communication.

Mentoring direct and indirect reports.

Advising and collaborating with other business units at the executive level.

Apply technology to support and improve customer acquisition and retention in collaboration with the marketing and product teams.

Responsible for talent retention, recruitment pipeline and succession planning for the technology team

Add value to the company and maintain competitive advantage through the development of proprietary intellectual property assets.

Establish the company as a market leader of technology in the meal kit, broader food industry, and e-commerce subscription categories.

Drive business unit efficiency and profitability through internal IT systems and software development.

Demonstrate leadership and establish trust between business units.

Ability to get hands on whilst maintaining a high-level vision and strategy.

Strong team leadership and people management skills.